Exhibit 99.1

Provident Announces Younger Montney Gas Gathering Agreement

News Release 07-11
March 2, 2011

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) is pleased to announce an agreement between Provident Energy Ltd., AltaGas Ltd. and a senior producer, to construct a 16-inch rich gas pipeline from a Montney gas plant to the AltaGas/Provident Younger deep cut natural gas processing facility in northeastern British Columbia. The 25 km Younger Septimus Pipeline will serve as a trunk line to support the gathering of up to 250 million cubic feet per day (mmcfd) of natural gas from the liquids-rich Montney area. Provident estimates the pipeline will become fully operational by the fourth quarter of 2011.

The Younger facility is the only deep cut extraction plant in British Columbia. The facility provides recoveries of up to 80 percent of the ethane and 99 percent of propane-plus liquids entrained in the natural gas stream. Producers should benefit from improved netback prices for produced natural gas and increased barrel equivalent production, likely making the new Younger Septimus pipeline a preferred shipping option for many Montney area producers.

Under the agreement, Provident and AltaGas will each own a 30 percent interest in the project and have a combined 152 mmcfd of firm shipping capacity. The estimated cost to complete the pipeline is approximately $30 million, of which Provident has committed $9 million.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This news release contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com